PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

             GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                   CONSOLIDATED STATEMENTS OF INCOME
             (Dollars in thousands, except per share amounts)
For the three months ended January 31,        1998        1997
Net sales                                   $169,697    $152,370
Other income:
    Gain on timber sales                       2,787       1,539
    Interest and other                         2,510       2,467

                                             174,994     156,376

Costs and expenses (including depreciation of
$8,374 in 1998 and $7,594 in 1997):
    Cost of products sold                    138,177     131,329
    Selling, general and administrative       20,324      17,212
    Interest                                   1,230         750

                                             159,731     149,291

Income before income taxes                    15,263       7,085
Taxes on income                                5,647       2,600

Net income                                $    9,616  $    4,485

Net income per share (based on the average number of shares outstanding during the period):

	Based on the assumption that earnings were allocated to Class A and Class B Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike.

Basic and Diluted:
Class A Common Stock                           $0.39       $0.14
Class B Common Stock                           $0.44       $0.25

	Due to the special characteristics of the Company's two classes of stock (see Note 1), earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock in the retained earnings.

See accompanying Notes to Consolidated Financial Statements

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                       CONSOLIDATED BALANCE SHEETS
                          (Dollars in thousands)

ASSETS
                                             January 31,     October 31,
                                                1998            1997
CURRENT ASSETS

    Cash and cash equivalents                 $  16,834       $  17,719
    Canadian government securities                7,305           7,533
    Trade accounts receivable
      - less allowance of  $965 for
      doubtful items ($847 in 1997)              80,559          81,582
    Inventories                                  46,040          44,892
    Prepaid expenses and other                   20,054          21,192

               Total current assets             170,792         172,918

LONG TERM ASSETS
    Cash surrender value of life insurance        1,040           1,070
    Goodwill - less amortization                 17,017          17,352
    Other long term assets                       20,501          20,952

                                                 38,558          39,374

PROPERTIES, PLANTS AND EQUIPMENT - at cost
    Timber properties - less depletion            6,898           6,884
    Land                                         11,473          11,139
    Buildings                                   139,626         139,713
    Machinery, equipment, etc.                  431,525         424,177
    Construction in progress                     20,269          17,546
    Less accumulated depreciation              (269,663)       (261,662)

                                                340,128         337,797

                                               $549,478        $550,089

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                           $ 31,701        $ 37,487
    Current portion of long term obligations      8,309           8,504
    Accrued payrolls and employee benefits       10,705          13,821
    Taxes on income                               4,409             596

               Total current liabilities         55,124          60,408

LONG TERM OBLIGATIONS                            43,314          43,648
OTHER LONG TERM OBLIGATIONS                      15,329          16,155
DEFERRED INCOME TAXES                            30,619          29,740

               Total long term liabilities       89,262          89,543

SHAREHOLDERS' EQUITY (Note 1)

  Capital stock, without par value                9,774           9,739
      Class A Common Stock:
        Authorized 32,000,000 shares;
          Issued 21,140,960 shares;
          outstanding 10,902,272 shares
          (10,900,672 in 1997)
      Class B Common Stock:
        Authorized and issued 17,280,000 shares;
          outstanding 12,001,793 shares
  Treasury Stock, at cost                       (41,866)        (41,868)
       Class A Common Stock :10,238,688 shares
            (10,240,288 in 1997)
       Class B Common Stock : 5,278,207 shares
  Retained earnings                             443,825         437,550
  Cumulative translation adjustment              (6,641)         (5,283)

                                                405,092         400,138

                                               $549,478        $550,089

See accompanying Notes to Consolidated Financial Statements

            GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (Dollars in thousands)
    For the three months ended January 31,        1998           1997
Cash flows from operating activities:

    Net income                                  $  9,616       $  4,485
    Adjustments to reconcile net income
      to net cash provided by operating
      activities:
        Depreciation, depletion and amortization   8,709          7,986
        Deferred income taxes                        892          1,325
    Increase (decrease) in cash from changes
      in certain assets and liabilities,
      net of effects from acquisitions:
        Trade accounts receivable                  1,023          5,233
        Inventories                               (1,148)          (576)
        Prepaid expenses and other                 1,138            253
        Other long term assets                       481           (255)
        Accounts payable                          (5,786)        (7,232)
        Accrued payrolls and employee benefits    (3,116)        (2,659)
        Taxes on income                            3,813           (451)
        Other long term liabilities                 (826)          (901)

    Net cash provided by operating activities     14,796          7,208

Cash flows from investing activities:

    Acquisitions of companies, net of cash
      acquired                                        --            134
    Disposals of investments in government
      securities                                     228            206
    Purchases of properties, plants and
      equipment                                  (11,005)       (15,354)

    Net cash used by investing activities        (10,777)       (15,014)

Cash flows from financing activities:

    (Payments) proceeds on long term debt           (529)        10,307
    Exercise of stock options                         37             --
    Dividends paid                                (3,341)        (6,810)

    Net cash (used in) provided by financing
      activities                                  (3,833)         3,497

Foreign currency translation adjustment           (1,071)          (203)

Net decrease in cash and cash equivalents           (885)        (4,512)
Cash and cash equivalents at beginning of
  period                                          17,719         26,560

Cash and cash equivalents at end of period     $  16,834      $  22,048

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               JANUARY 31, 1998

NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

	Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A
Common Stock to 1 1/2 cents a share for Class B Common Stock.  The Class
A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common Stock are in arrears.
There is no cumulative voting.

NOTE 2 - DIVIDENDS PER SHARE

	The following dividends per share were paid during the period indicated:
Three Months Ended January 31,              1998            1997
Class A Common Stock                       $0.12           $0.24
Class B Common Stock                       $0.17           $0.35

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

	Net income per share was calculated using the following number of shares for the period presented:
Three months ended January 31, 1998:

                              Basic              Diluted
Class A Common Stock       10,901,962 shares  10,950,796 shares
Class B Common Stock       12,001,793 shares  12,001,793 shares

Three months ended January 31, 1997:

                              Basic              Diluted

Class A Common Stock       10,873,172 shares  10,889,792 shares
Class B Common Stock       12,001,793 shares  12,001,793 shares

The diluted shares assume conversion of stock options. There are 164,100 options that are antidilutive for the three months ended January 31, 1997.

NOTE 4 - INVENTORIES

	Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 5 - RECLASSIFICATIONS

	Certain prior period amounts have been reclassified to conform to the 1998 presentation.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

	Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month periods ended January 31, 1998 and January 31, 1997.

	Net sales increased $17.3 million or 11.4% during the current quarter compared to the previous period. The net sales of the containerboard segment increased by $15.2 million in comparison to the prior year's quarter. This increase was primarily the result of $12.3 million higher net sales in the paper mills, which was significantly affected by the improved sales prices of its products. The higher sales prices were caused by the
overall improvement of the containerboard market.   In addition, the
purchase of Independent Container, Inc. and Centralia Container, Inc. in
May 1997 and June 1997, respectively, contributed $9.8 million in net sales as a result of the additional sales volume. These increases were partially offset by the disposal of the Company's wood components plants, with prior year first quarter net sales of $10.7 million, in Kentucky, California, Washington and Oregon in August 1997. The net sales of the industrial shipping containers segment increased by $ 2.1 million in comparison to the prior year's quarter. Net sales increased due to the purchase of two steel drum operations located in Merced, California and Oakville, Ontario, Canada during March 1997 which contributed $4.6 million of net sales. The increase that resulted from this acquisition was partially offset by the sale of an injection molding facility, with prior year first quarter net sales of $2.9 million, located in Ohio during February 1997.

	Other income increased in 1998 due to $1.2 million of additional sales of timber properties.

	The cost of products sold as a percentage of sales decreased from 86.2% last year to 81.4% this year. This decrease is primarily the result of higher net sales of the containerboard segment without a corresponding increase in the cost of products sold.

	The increase of $3.1 million in selling, general and administrative expense is due primarily to additional expenses related to the acquisitions in March, May and June of last year. In addition, the amortization of goodwill for these acquisitions contributed to the higher costs.

	The increase in interest expense is due to the higher average debt during the first quarter of fiscal 1998 as compared to the prior year.

Liquidity and Capital Resources

	As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1997 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

	As discussed in the 1997 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

	The current ratio of 3.0:1 as of January 31, 1998 is an indication of the Company's continued dedication to strong liquidity.

	Capital expenditures were $11 million during the three months ended January 31, 1998. These capital expenditures were principally needed to replace and improve equipment.

	On December 10, 1997, the Company signed a non-binding letter of intent to acquire all of the outstanding shares of KMI Continental Fibre Drum, Inc., Fibro Tambor, S.A. de C.V., and Sonoco Plastic Drum, Inc. from Sonoco Products Co. and their interest in Total Packaging Systems of Georgia, LLC for approximately $225 million in cash. The acquisition is subject to satisfactory completion of due diligence by the Company and receipt of all governmental approvals. In addition, the Company has approved future purchases, primarily for equipment, of approximately $10 million.

	The Company has embarked on a program to implement a new management information system. The estimated cost of the project is approximately $20 million and is expected to be completed during 1999. The purpose of the program focuses on using information technology to link together our operations to become a low cost producer and more effectively service our customers. As a result of this undertaking, the Company believes that its year 2000 compliance matters will be addressed since most of its current software will be discarded.

	Self-financing and borrowing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures and acquisitions in a like manner.


            SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                      LITIGATION REFORM ACT OF 1995

	Except for the historical information contained herein, the matters discussed in this Form 10-Q contain certain forward-looking statements which involve risks and uncertainties, including, but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, services and related products, prices and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company's actual results could differ materially from those projected in such forward-looking statements.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
               MARKET RISK

	Not applicable at this time.